FORM 6K

SECURITIES & EXCHANGE COMMISSION

Washington, D.C.  20549

___________________

REPORT OF A FOREIGN ISSUER

Pursuant to Rule 13a - 16  or  15d - 16

The Securities Exchange Act of 1934

ANGLO SWISS RESOURCES INC.  (File # 0-08797)

(Translation of the Registrant's Name into English )

#309-837 West Hastings Street, Vancouver, B.C. Canada, V6C 3N6

(Address of principal Executive offices)

Attachments:

1.

News Release dated August 25, 2008

 Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F or Form 40F.

FORM 20 F      X             FORM 40F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule  12g3 – 2 (b) under the Securities Act of 1934.

YES                                                                NO    X

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGLO SWISS RESOURCES INC.

(Registrant)

Dated: August 25, 2008

BY:

Chris Robbins

It’s       Vice President

(Title)

ANGLO SWISS RESOURCES OPTIONS EXERCISED

Vancouver, British Columbia (TSX Venture: ASW) (OTCBB: ASWRF) (BERLIN: AMO), August 25, 2008, 4:00 pm PST – Anglo Swiss Resources Inc. ("Anglo Swiss") reports the issuance of the following shares through the exercise of options by three Directors of the Company in the month of August, 2008.

•

500,000 shares for proceeds of $50,000 options exercised; and.

•

250,000 shares for proceeds of $27,500, options exercised.

In total Anglo Swiss has issued 750,000 shares for proceeds of $77,500 in August of 2008 by the exercise  of options under the Company’s Stock Option Plan.

Anglo Swiss is well financed through fiscal 2008 with funds on hand for extensive exploration of its properties and significant working capital for general and administrative purposes.

About Anglo Swiss

Anglo Swiss is a mineral exploration company focused on creating shareholder value through the acquisition and development of quality precious/base metal and gemstone properties that have undiscovered resource potential. The company is actively exploring and drilling its 100% owned, advanced staged Kenville Gold Property located in southeastern British Columbia with the goal of developing a world-class porphyry copper and gold deposit.  The company is also in the process of exploring a diamondiferous bearing kimberlite property, known as the Fry Inlet Diamond Property, located in the Lac de Gras region of Canada's Northwest Territories in which it has the right to earn up to a 60% interest pursuant to an option and joint venture agreement with New Shoshoni Ventures Ltd.

For further information, investors are asked to visit the Anglo Swiss Resources Investor Relations Hub at www.agoracom.com/IR/AngloSwiss or email to ASW@agoracom.com.  Please visit the company's website at www.anglo-swiss.com or contact:

Len Danard

President and Chief Executive Officer

Tel:  (604) 683-0484

Fax:  (604) 683-7497

Email: info@anglo-swiss.com

Investor Relations Contacts:

Canada

United States

Jeff Walker or Grant Howard

Tony Schor or Jim Foy

The Howard Group Inc.

Investor Awareness Inc.

Toll Free: 1-888-221-0915

1-847-945-2222

www.howardgroupinc.com

http://www.investorawareness.com

Reader Advisory

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.